

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Charles Eidson
Executive Vice President and Chief Financial Officer
Contura Energy, Inc.
340 Martin Luther King Jr. Blvd.
Bristol, Tennessee 37620

   Re: Contura Energy, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2019
     Filed March 18, 2020
     Response dated May 15, 2020
     File No. 001-38735

Dear Mr. Eidson:

  We have reviewed your May 15, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our May 1, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures , page 66

1. We have read your response to comment 2. Please reconcile the non-GAAP measure coal margin per ton to a GAAP gross margin that includes depreciation, depletion and amortization. In this regard, a GAAP coal margin per ton should be used as the starting point of the non-GAAP reconciliation.

       You may contact Robert Babula, Senior Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation